SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1 )*

                             PACER TECHNOLOGY
                             (NAME OF ISSUER)

                        COMMON STOCK, NO PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 693905101
                              (CUSIP NUMBER)

                            WILLIAM B. MASTERS
                         JONES, WALKER, WAECHTER,
                   POITEVENT, CARRERE & DENEGRE, L.L.P.
                          201 ST. CHARLES AVENUE
                           NEW ORLEANS, LA 70170
                              (504) 582-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                            AND COMMUNICATIONS)

                             OCTOBER 20, 1999
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.:  693905101

     1)   Names of Reporting Persons..... Talisman Capital Opportunity Fund
                                          Ltd.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check   the   Appropriate  Box  if  a  Member  of  a  Group  (See
          Instructions)
          (a)........................................................     X
          (b)........................................................   ___

     3)   SEC Use Only...............................................

     4)   Source of Funds (See Instructions).........................    OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................   ___

     6)   Citizenship or Place of Organization ......British Virgin Islands

 Number of     (7)  Sole Voting Power................................     0
  Shares
   Bene-
 ficially      (8)  Shared Voting Power.......................... 1,250,000
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power...........................     0
  Person
   With
               (10)  Shared Dispositive Power.................... 1,250,000


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person....................................... 1,250,000

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................   ___

     13)  Percent of Class Represented by Amount
          in Row 11..................................................  7.4%

     14)  Type of Reporting Person (See Instructions)................    CO








CUSIP No.:  693905101

     1)   Names of Reporting Persons....  Talisman Capital Opportunity Inc.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................     X
          (b)........................................................   ___

     3)   SEC Use Only...............................................

     4)   Source of Funds (See Instructions).........................    OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................   ___

     6)   Citizenship or Place of Organization ................... Delaware

 Number of     (7)  Sole Voting Power................................     0
  Shares
   Bene-
 ficially      (8)  Shared Voting Power.......................... 1,250,000(1)

 Owned by
   Each        (9)  Sole Dispositive Power...........................     0
Reporting
  Person
   With        (10)  Shared Dispositive Power.................... 1,250,000(1)


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person....................................... 1,250,000(1)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................   ___

     13)  Percent of Class Represented by Amount
          in Row 11..................................................  7.4%

     14)  Type of Reporting Person (See Instructions)................    CO

CUSIP No.:  693905101

     1)   Names of Reporting Persons......................  Geoffrey Tirman(2)
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................    X
          (b)........................................................   ___

     3)   SEC Use Only...............................................

     4)   Source of Funds (See Instructions).........................    OO

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................   ___

     6)   Citizenship or Place of Organization................United States

 Number of     (7)  Sole Voting Power................................     0
  Shares
   Bene-
 ficially      (8)  Shared Voting Power.......................... 1,260,000(2)
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power...........................     0
  Person
   With
               (10)  Shared Dispositive Power.................... 1,260,000(2)


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person....................................... 1,260,000(2)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................   ___

     13)  Percent of Class Represented by Amount in Row 11...........  7.5%

     14)  Type of Reporting Person (See Instructions)................    IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons.................. D. Jonathan Merriman
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................     X
          (b)........................................................

     3)   SEC Use Only...............................................

     4)   Source of Funds (See Instructions).........................    PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................   ___

     6)   Citizenship or Place of Organization............... United States

 Number of     (7)  Sole Voting Power.............................. 150,000
  Shares
   Bene-
 ficially      (8)  Shared Voting Power..............................   ___
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power......................... 150,000
  Person
   With
               (10)  Shared Dispositive Power........................   ___


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person......................................... 150,000

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)...............     ___

     13)  Percent of Class Represented by Amount in Row 11.........    0.9%

     14)  Type of Reporting Person (See Instructions)..............      IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons......................  Howard J. Bloom
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................    X
          (b)........................................................   ___

     3)   SEC Use Only...............................................

     4)   Source of Funds (See Instructions).........................    PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................   ___

     6)   Citizenship or Place of Organization............... United States

 Number of     (7)  Sole Voting Power............................... 70,500
  Shares
  Bene-
 ficially      (8)  Shared Voting Power............................ 122,334(3)
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power.......................... 70,500
  Person
   With
               (10)  Shared Dispositive Power...................... 122,334(3)


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person......................................... 192,834(3)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................   ___

     13)  Percent of Class Represented by Amount in Row 11...........  1.2%

     14)  Type of Reporting Person (See Instructions)................    IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons........................  James T. Munn
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................     X
          (b)........................................................   ___

     3)   SEC Use Only

     4)   Source of Funds (See Instructions).........................    PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................   ___

     6)   Citizenship or Place of Organization............... United States

 Number of     (7)  Sole Voting Power.............................. 578,752
  Shares
   Bene-
 ficially      (8)  Shared Voting Power..............................   ___
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power......................... 578,752
  Person
   With
               (10)  Shared Dispositive Power........................   ___


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person......................................... 578,752

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................   ___

     13)  Percent of Class Represented by Amount in Row 11...........  3.4%

     14)  Type of Reporting Person (See Instructions)................    IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons............... Roberto J. Cavazos, Jr.
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a).......................................................      X
          (b).......................................................    ___

     3)   SEC Use Only..............................................

     4)   Source of Funds (See Instructions)........................ PF, SC

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................   ___

     6)   Citizenship or Place of Organization............... United States

 Number of     (7)  Sole Voting Power............................... 66,822
  Shares
   Bene-
 ficially      (8)  Shared Voting Power..............................   ___
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power.......................... 66,822
  Person
   With
               (10)  Shared Dispositive Power........................   ___


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person.......................................... 66,822

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................   ___

     13)  Percent of Class Represented by Amount in Row 11...........  0.4%

     14)  Type of Reporting Person (See Instructions)................    IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons.......................... Mac Van Horn
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................     X
          (b)........................................................   ___

     3)   SEC Use Only...............................................

     4)   Source of Funds (See Instructions).........................    PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................   ___

     6)   Citizenship or Place of Organization............... United States

 Number of     (7)  Sole Voting Power............................... 85,000(4)
  Shares
   Bene-
 ficially      (8)  Shared Voting Power..............................   ___
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power.......................... 85,000(4)
  Person
   With
               (10)  Shared Dispositive Power........................   ___


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person.......................................... 85,000(4)

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................   ___

     13)  Percent of Class Represented by Amount in Row 11...........  0.5%

     14)  Type of Reporting Person (See Instructions)................    IN

CUSIP No.:  693905101

     1)   Names of Reporting Persons......... The Miller Family Partnership
          I.R.S. Identification Nos. of Above Persons (entities only)

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)........................................................     X
          (b)........................................................   ___

     3)   SEC Use Only...............................................

     4)   Source of Funds (See Instructions).........................    PF

     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)......................................   ___

     6)   Citizenship or Place of Organization..................... Florida

 Number of     (7)  Sole Voting Power.............................. 589,752(5)
  Shares
   Bene-
 ficially      (8)  Shared Voting Power..............................   ___
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power......................... 589,752(5)
  Person
   With
               (10)  Shared Dispositive Power........................   ___


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person......................................... 589,752

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions).................   ___

     13)  Percent of Class Represented by Amount in Row 11...........  3.5%

     14)  Type of Reporting Person (See Instructions)................    PN

(1) Solely in its capacity as the investment manager of Talisman Capital Opportunity Fund Ltd.

(2) With respect to 1,250,000 shares of Common Stock, solely in his capacity as the sole stockholder of Talisman Capital Opportunity Inc., and with respect to 10,000 shares of Common Stock, solely in his capacity of the trustee of the Tirman's Children's Trust u/a dated September 9, 1997 (the "Tirman Trust").

(3) With respect to 122,334 shares of Common Stock, solely in his capacity as co-trustee of the Bloom Family Trust (the "Bloom Trust").

(4) With respect to the 85,000 shares of Common Stock, solely in his capacity as the sole general partner of the Van Horn Family Partnership.

(5) Power is exercised through its two general partners, Truman W. Miller and Marie M. Miller.


               AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     Reference is made to the Statement on Schedule 13D filed by Talisman Capital Opportunity Fund Ltd., a corporation formed under the laws of the British Virgin Islands ("Talisman"), Talisman Capital Opportunity Fund Inc., a Delaware corporation ("Investment Manager"), and Geoffrey Tirman relating to shares of common stock, no par value (the "Common Stock"), of Pacer Technology (the "Issuer") as filed with the Securities and Exchange Commission (the "Commission") on April 26, 1999 (the "Statement"). The Statement is hereby amended and supplemented as follows:

ITEM 1.   SECURITY AND ISSUER.

     No material change.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is amended and restated in its entirety to read as follows:

     (a) - (c) and (f)

             NAME                       PRINCIPAL BUSINESS ADDRESS
1. Talisman Capital Opportunity Fund  Harbor Centre, 4th Floor
   Ltd  a British Virgin Islands      P.O. Box 61GT North Church Street
   corporation                        Grand Cayman, BWI

2. Talisman Capital Opportunity Inc.  16101 LaGrande Drive, Suite 100
   a Delaware corporation             Little Rock, AR  72223

3. Geoffrey Tirman                    16101 LaGrande Drive, Suite 100
   a citizen of the United States     Little Rock, AR  72223

4. D. Jonathan Merriman               600 California Street, Suite 1700
   a citizen of the United States     San Francisco, CA  94108

5. James T. Munn                      666 W. 21st Street
   a citizen of the United States     Upland, CA  91784

6. Howard J. Bloom                    25162 Campina Drive
   a citizen of the United States     Mission Viejo, CA  92691

7. Roberto J. Cavazos, Jr.            1539 Spyglass Drive
   a citizen of the United States     Upland, CA  91786

8. Mac Van Horn                       1110 West C Street
   a citizen of the United States     Russellville, AR  72801

9. The Miller Family Partnership      121 Lake Hollingsworth Dr.
   a Florida partnership              Lakeland, FL  33801


     The above-named persons are sometimed collectively refered to herein as the "Reporting Persons." The Reporting Persons are deemed to be a "group" within the meaning of Rule 13d-5(b) promulgated under the Securities and Exchnage Act of 1934, as amended (the "Act").

TALISMAN GROUP

     1.   Talisman

     Talisman's principal business is the investment in the securities of private and public companies. Clive Harris is a director of Talisman. The present principal occupation or employment of Mr. Harris is partner of Paul Harris & Company, a Cayman Islands firm of Chartered Accountants, and Managing Director of International Management Services Ltd. The principal business address of Mr. Harris and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     Martin Lang is a director of Talisman. The present principal occupation or employment of Mr. Lang is Company Manager of International Management Services Ltd. The principal business address of Mr. Lang and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     2.   Investment Manager

     The Investment Manager's principal business is the management of the investment and reinvestment of Talisman's assets. Mr. Tirman is the sole stockholder of the Investment Manager, and his principal occupation is as the principal officer of the Investment Manager responsible for such activities.

     3. Geoffrey Tirman has served as President of Talisman Capital Inc. and the Investment Manager since 1997. These corporations serve as the investment manager of Talisman Capital Ltd. and Talisman, respectively, which are British Virgin Islands investment companies. Prior to that, from 1994 to 1997 he was Senior Vice President of Everest Capital Ltd., Hamilton, Bermuda, an investment company, and from 1993 to 1994 he served as Vice President of Everest Capital Ltd. Mr. Tirman has served as a director of the Issuer since June 22, 1999 and also serves Chairman of the Board of Environmental Remediation Holding Corporation and as Vice Chairman of China Web, Ltd.

INDIVIDUAL REPORTING PERSONS

     1. D. Jonathan Merriman has served as Managing Director and Head of the Equity Capital Markets Group of First Security Van Kasper, an investment banking firm located at 600 California Street, Suite 1700, San Francisco, CA 94108, since 1998. Mr. Merriman has served as a director of the Issuer since June 22, 1999 and also serves as a director of Brio Industries, Inc.

     2. James T. Munn served as President and Chief Executive Officer of the Issuer from September 1986 until March 1999. He is currently retired.

     3. Howard J. Bloom served as Vice President of the Issuer from June 1998 until June 1999. Mr. Bloom currently manages private investments.

     4. Roberto J. Cavazos, Jr. served as Chief Financial Officer for the Issuer from March 1989 to March 1999 and he currently manages private investments.

     5. Mac Van Horn serves as Chairman of MVH Corporation, a private investment corporation with interests in manufacturing and real estate. He also serves as Managing Partner of H.G.V. Development Corporation, Chairman of Magnifico, and on the Board of Directors of River Valley Bancorp.

     6. The Miller Family Partnership is a Florida partnership organized in December 1998 to hold investments for the Miller family. Its partners are Truman Miller and Marie Miller, both of whom are retired. The current address for Truman and Marie Miller is 121 Lake Hollingsworth Dr., Lakeland, Florida 33801.

     (d) None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons or entities named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and restated in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase the shares of Common Stock are as follows:

REPORTING PERSON          SOURCE OF FUNDS         AMOUNT OF FUNDS
Talisman                  Working Capital(1)      $ 1,399,137

Investment Manager        Not applicable          Not applicable

Geoffrey Tirman(2)        Not applicable          Not applicable

D. Jonathan Merriman      Personal Funds          $   162,900

James T. Munn             Personal Funds          $   130,000

Howard J. Bloom           Personal Funds          $    86,850(3)

Roberto J. Cavazos, Jr.   Personal Funds(4)       $    35,492

Mac Van Horn              Personal Funds          $   100,901(5)

Miller Family Partnership Personal Funds          $   342,182(6)


     (1) The sources of the funds used to purchase the shares of Common Stock were (i) investments by the limited partners of Talisman's shareholders and (ii) proceeds of transactions with respect to prior investments of Talisman.

     (2) The Tirman Trust purchased the shares from its funds for $16,894.


     (3) Includes the purchase of the shares which were subsequently transferred to the Bloom Trust.

     (4) Only pertains to the 65,822 shares of Common Stock purchased by Mr. Cavazos. The remaining 1,000 shares of Common Stock owned by Mr. Cavazos were received as compensation pursuant to the Issuer's employee stock incentive plan.

     (5) Includes the personal funds used to purchase the shares owned by the Van Horn Family Partnership.

     (6) Represents personal funds of Truman and Marie Miller used to purchase the shares prior to the formation of the Miller Family
Partnership. On March 10, 1999, the shares of Common Stock were transferred to the Partnership.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended in its entirety as follows:

       The Reporting Persons have been concerned for some time with the poor performance of the Issuer's stock and, accordingly, certain of the Reporting Persons previously advised the board of directors of their concern and informed the board that they expected it to undertake measures that would ensure the Issuer's true value was reflected in its share price. The board has failed to take such measures, and as a result, the Reporting Persons formed the Pacer Technology Shareholder's Committee (the "Committee") by an Agreement dated October 20, 1999, for the purpose of voting their shares of Common Stock and soliciting proxies in support of a slate of directors, nominated by the Committee, for election at the 1999 annual meeting of the Issuer in opposition to management's nominees. Pursuant to the Agreement, the Committee will nominate D. John Merriman and Geoffrey Tirman, two current directors of the Issuer, James T. Munn, the former President and Chief Executive Officer of the Issuer, Howard J. Bloom, a former Vice President of the Issuer, Allen D. Barnes and Claude M. Ballard.

     On October 21, 1999, the Committee filed a Preliminary Proxy Statement with the Securities and Exchange Commission (the "Commission") in order to solicit proxies from the stockholders of the Issuer. A copy of the Agreement and the Preliminary Proxy Statement are filed as exhibits to this
Schedule 13D and are incorporated herein by reference. Upon final approval by the Commission of its proxy materials, the Committee intends to commence its solicitation of stockholders of the Issuer. To further that effort, the Committee has engaged the services of D.F. King & Associates, Inc., a proxy solicitation firm, to advise and assist the Committee with the proxy solicitation.

     Except as described in this Item 4 or elsewhere in this Schedule 13D, the Reporting Persons currently have no plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) and (b) Based upon the information contained in the Issuer's Proxy Statement filed with the Commission on September 29, 1999, as of September 27, 1999, there were 16,840,975 shares of Common Stock issued and outstanding, and the Reporting Persons have used this number to determine their individual percentage interests in the Issuer's Common Stock.

     1.   Talisman Group

     Because the Investment Manager is the sole investment manager with regard to Talisman's assets, the Investment Manager may be deemed to beneficially own the shares of Common Stock beneficially owned by Talisman. Because Geoffrey Tirman is the sole stockholder of the Investment Manager, he may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by the Investment Manager. Because he is the trustee of the assets of the Tirman Trust, Geoffrey Tirman may be deemed to beneficially own the shares of Common Stock owned by the Tirman Trust. Geoffrey Tirman and the Investment Manager disclaim beneficial ownership of the Common Stock beneficially owned by Talisman except to the extent of their actual individual pecuniary interest therein.

     The aggregate number of shares of Common Stock that the Investment Manager and Talisman may be deemed to own is 1,250,000, which constitutes 7.4% of the outstanding shares of Common Stock, and the aggregate number of shares of Common Stock that Geoffrey Tirman may be deemed to own is 1,260,000, which constitutes 7.5% of the outstanding shares of Common Stock.

     The Investment Manager, as the manager of the assets of Talisman, has the right to direct the vote of and dispose of the Common Stock beneficially owned by Talisman. Geoffrey Tirman, as the sole stockholder of the Investment Manager, has the right to direct the vote of and dispose of the Common Stock deemed beneficially owned by the Investment Manager. Geoffrey Tirman, as the trustee of the assets of the Tirman Trust, has the right to direct the vote and dispose of the Common Stock owned by the Tirman Trust.

     2.   D. Jonathan Merriman

     The aggregate number of shares of Common Stock that D. Jonathan Merriman may be deemed to own is 150,000, which constitutes 0.9% of the outstanding shares of Common Stock. Mr. Merriman has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of these shares.

     3.   James T. Munn

     The aggregate number of shares of Common Stock that James T. Munn may be deemed to own is 578,752, which constitutes 3.4% of the outstanding shares of Common Stock. Mr. Munn has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of these shares.

     4.   Howard J. Bloom

     Because Howard J. Bloom is a co-trustee of the assets of the Bloom Trust, Howard J. Bloom may be deemed to beneficially own the shares of Common Stock owned by the Bloom Trust. The aggregate number of shares of Common Stock that Howard J. Bloom may be deemed to own is 192,834, which constitutes 1.2% of the outstanding shares of Common Stock. As co-trustee of the assets of the Bloom Trust, Howard J. Bloom has the shared power to vote or to direct the vote of and to dispose or to direct the disposition of the shares of Common Stock owned by the Bloom Trust. These powers are shared with Dorothy Bloom, Howard J. Bloom's wife and the other co-trustee of the Bloom Trust. Currently, Dorothy Bloom is retired and resides at 25162 Campina Drive, Mission Viejo, California 92691. Dorothy Bloom is a citizen of the United States and is not a member of the group.

     5.   Roberto J. Cavazos, Jr.

     The aggregate number of shares of Common Stock that Roberto J. Cavazos, Jr. may be deemed to own is 66,882, which constitutes 0.4% of the outstanding shares of Common Stock. Mr. Cavazos has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of these shares.

     6.   Mac Van Horn

     As the sole general partner of the Van Horn Family Partnership, Mac Van Horn may be deemed to beneficially own the shares of Common Stock owned by the Van Horn Family Partnership. The aggregate number of shares of Common Stock that Mac Van Horn may be deemed to own is 85,000, which constitutes 0.5% of the outstanding shares of Common Stock. As the sole general partner of the Van Horn Family Partnership, Mr. Van Horn has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of these shares.

     7.   The Miller Family Partnership

     The aggregate number of shares of Common Stock that The Miller Family Partnership may be deemed to own is 589,752, which constitutes 3.5% of the outstanding shares of Common Stock. As general partners of the Miller Family Partnership, Truman Miller and Marie Miller share with each other the voting and disposition powers of the shares of Common Stock owned by the Miller Family Partnership and may be deemed beneficial owners of such shares.

     (c) Following is a list of the transactions by the Reporting Persons in Common Stock within the past sixty days:

REPORTING PERSON   DATE    TRANSACTION    NO. OF SHARES    PRICE/SHARE

James T. Munn      8/25/99   Sale          9,400             $ 1.00
                   8/26/99   Sale          8,100             $ 1.00
                   9/07/99   Sale         12,000             $ 1.00

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 5 of this Schedule 13D/A, the Reporting Persons entered into an Agreement on October 20, 1999, whereby the Reporting Persons formed the Pacer Technology Shareholder's Committee for the purpose of voting their shares of Common Stock and soliciting proxies in support of a slate of directors, nominated by the Committee, for election at the 1999 annual meeting of the Issuer in opposition to management's nominees.

     Except as described in the previous paragraph, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A: Agreement

     Exhibit B: Preliminary Proxy Statement

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 29, 1999       TALISMAN CAPITAL OPPORTUNITY FUND LTD.

                              By: TALISMAN CAPITAL OPPORTUNITY INC.


                                 By: /S/ GEOFFREY TIRMAN
                                     Name: Geoffrey Tirman
                                     Title: Chief Executive Officer


                              TALISMAN CAPITAL OPPORTUNITY INC.


                              By: /S/ GEOFFREY TIRMAN
                              Name:      Geoffrey Tirman
                              Title: Chief Executive Officer


                              /S/ GEOFFREY TIRMAN
                              GEOFFREY TIRMAN


                              /S/ D. JONATHAN MERRIMAN
                              D. JONATHAN MERRIMAN


                              /S/ HOWARD J. BLOOM
                              HOWARD J. BLOOM


                              /S/ JAMES T. MUNN
                              JAMES T. MUNN


                              /S/ ROBERTO J. CAVAZOS, JR.
                              ROBERTO J. CAVAZOS, JR.


                              /S/ MAC VAN HORN
                              MAC VAN HORN


                              THE MILLER FAMILY PARTNERSHIP


                              By:  /S/ MARIE M. MILLER

                                 Name:    Marie M. Miller
                                 Title:   General Partner


                              By:  /S/ TRUMAN W. MILLER

                                 Name:    Truman W. Miller
                                 Title:   General Partner

                                                           EXHIBIT A

                             A G R E E M E N T

     This Agreement (this "Agreement"), dated and effective as of this 20th day of October, 1999, is by and among Talisman Capital Opportunity Fund Ltd. ("Talisman"), D. Jonathan Merriman, Geoffrey Tirman, Howard J. Bloom, James T. Munn, Roberto J. Cavazos, Jr., Mac Van Horn and the Miller Family Partnership ("Miller").

                             R E C I T A L S:

     WHEREAS, each of the parties hereto beneficially owns the following number of shares of common stock of Pacer Technology, a California corporation (the "Company"):

           Owner                        Number

        Talisman                        1,250,000
        D. Jonathan Merriman            150,000
        Geoffrey Tirman                 1,260,000 (includes the 1,250,000
                                        shares owned by Talisman)
        Howard J. Bloom                 192,834
        James T. Munn                   578,752
        Roberto J. Cavazos, Jr.         66,822
        Mac Van Horn                    85,000
        Miller                          589,752


     WHEREAS, the parties hereto wish to form the Pacer Technology Shareholder's Committee (the "Committee") for the purpose of nominating D. Jonathan Merriman, Geoffrey Tirman, James T. Munn, Howard J. Bloom, Allen
D. Barnes and Claude M. Ballard (the "Nominees") and soliciting proxies for the election of such Nominees as directors at Pacer's Annual Meeting currently scheduled for November 16, 1999 and any adjournments thereof (the "Annual Meeting"), and wish to set forth certain agreements regarding the rights and obligations of members of the Committee;

     NOW, THEREFORE, the parties hereto agree as follows:

     1. DECISIONS. The parties hereby appoint Talisman as the representative and agent for the Committee, and agree that Talisman shall make all decisions on behalf of the Committee with regard to the nomination, and solicitation of proxies in favor, of the Nominees and all matters related thereto.

     2. PRIOR ACTS. Each party hereby confirms and ratifies as the actions of the Committee all actions previously taken by Talisman on behalf of the Committee, including but not limited to (i) the engagement of D. F. King & Co., Inc. to assist the Committee in the solicitation of proxies for the Annual Meeting, (ii) the preparation and filing of preliminary proxy solicitation materials with the Securities and Exchange Committee (the "SEC"), and (iii) the application for an EDGAR filing number with the SEC. I.

     3. SALE OF STOCK. Each party agrees not to sell any shares of Pacer common stock beneficially owned by it until the date on which the Company holds the Annual Meeting.

     4. VOTING. Each party agrees to vote all of the shares of Pacer common stock it beneficially owns in favor of the Nominees. In furtherance thereof, each party hereby agrees to give to Geoffrey Tirman an irrevocable proxy to vote all shares of Pacer common stock at the Annual Meeting in favor of the Nominees.

     5. SCHEDULE 13D. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the parties hereto agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to Pacer common stock. Further, in the event a party takes any action which would require the Committee to file or amend its Schedule 13D, such party shall promptly notify the other members of the Committee, and shall cause an appropriate Schedule 13D or amendment thereto to be filed within the time required by law.

     6. COMMUNICATION WITH COMMITTEE. The address for notices to, or communications from, the Committee shall be:

     Pacer Technology Shareholder's Committee
     16101 LaGrande Drive
     Suite 100
     Little Rock, AR  72223
     Attention:  Geoffrey Tirman

     7. EXPENSE SHARING. If the Committee's proxy solicitation is insufficient to elect all the Nominees at the Annual Meeting, all expenses incurred on behalf of the Committee in connection with the nomination, and solicitation of proxies in favor, of the Nominees shall be borne by the members of the Committee pro rata based on the number of shares of Pacer common stock beneficially owned by each of the members (without double counting Talisman and Mr. Tirman's ownership) as set forth in this Agreement.

     8. TERMINATION. Except for any obligations under Section 7 (which shall survive the termination of this Agreement), the Committee shall disband, and this Agreement shall terminate, at the conclusion of the Annual Meeting.

     9. AMENDMENT. This Agreement may not be amended except by a writing signed by all of the parties hereto.

                    *    *    *    *    *

     IN WITNESS WHEREOF, the undersigned have entered into this Agreement as of the day and year first above written.

                         TALISMAN CAPITAL OPPORTUNITY FUND LTD.

                         By:  Talisman Capital Opportunity Inc.,
                              Its Investment Manager


                              By: /S/ GEOFFREY TIRMAN
                                   Geoffrey Tirman
                                   President


                         /S/ D. JONATHAN MERRIMAN
                             D. Jonathan Merriman


                         /S/ GEOFFREY TIRMAN
                             Geoffrey Tirman


                         /S/ HOWARD J. BLOOM
                             Howard J. Bloom


                         /S/ JAMES T. MUNN
                             James T. Munn


                         /S/ ROBERTO J. CAVAZOS,JR.
                             Roberto J. Cavazos, Jr.


                         /S/ MAC VAN HORN
                             Mac Van Horn

                         THE MILLER FAMILY PARTNERSHIP


                         By:  /S/ MARIE M. MILLER

                            Name:    Marie M. Miller
                            Title:   General Partner


                         By:  /S/ TRUMAN W. MILLER

                             Name:    Truman W. Miller
                             Title:   General Partner

                                                                EXHIBIT B



                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                         SCHEDULE 14A INFORMATION
                              _______________
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of
1934

Filed by Registrant [ ]
Filed by a party other than the Registrant [X]
Check the appropriate box:
[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section
     240.14a-12


                             PACER TECHNOLOGY
             (Name of Registrant as Specified in its Charter)

                 PACER TECHNOLOGY SHAREHOLDER'S COMMITTEE

   (Name of Person Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]  No fee required
[ ]  Fee computed on  table below per Exchange Act Rules 14a-6(i)(1) and 0-
     11.
     (1)  Title of each  class  of  securities  to  which  the  transaction applies:
     (2)  Aggregate number of securities to which transaction applies:
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
     (4)  Proposed maximum aggregate value of the transaction:
     (5)  Total fee paid:
[ ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee
     was paid  previously.   Identify  the  previous filing by registration
     statement number, or the Form or Schedule and the date of its filing.
     (1)  Amount previously paid:
     (2)  Form, Schedule or Registration Statement No.:
     (3)  Filing Party:
     (4)  Date Filed:

                 PACER TECHNOLOGY SHAREHOLDER'S COMMITTEE
                      16101 LAGRANDE DRIVE, SUITE 100
                          LITTLE ROCK, AR  72223

                                                         ____________, 1999

Dear Fellow Shareholders:

     As shareholders of Pacer Technology (the "Company"), we are dissatisfied with the Company's share price performance in recent years. We have formed the Pacer Technology Shareholder's Committee (the "Committee") to nominate six persons for election as directors of the Company.

     The persons we have nominated for election as directors are: D. John Merriman and Geoffrey Tirman, two current directors of the Company, James
T. Munn, the former President and Chief Executive Officer of the Company, Howard J. Bloom, a former Vice President of the Company, Allen D. Barnes and Claude M. Ballard. Each of these nominees is committed to electing Mr. Tirman as Chairman of the Board. We believe Mr. Tirman possesses the managerial and relationship skills necessary to improve the Company's financial and operational performance and increase shareholder value. We believe that current directors are determined to continue managing the Company without regard to the best interests of the shareholders.

     To enable us to vote your shares for our director nominees, PLEASE MARK, SIGN, DATE, AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE ENVELOPE PROVIDED. If you have already returned the proxy card sent to you by the Company, you may revoke that proxy and vote for our nominees by marking, signing, dating, and mailing a later dated GREEN proxy card.

                         Sincerely,

                         THE PACER TECHNOLOGY SHAREHOLDER'S COMMITTEE


_________________________________     _________________________________
       D. John Merriman                          James T. Munn


_________________________________     _________________________________
        Geoffrey Tirman                     Roberto J. Cavasos, Jr.

_________________________________     _________________________________
        Howard J. Bloom                          Mac Van Horn

Talisman Capital Opportunity Fund Ltd.  The Miller Family Partnership

By:  Talisman Capital Opportunity Inc., By: ___________________________
        Its Investment Manager              Name:
                                            Title:
By: _____________________________
    Name:
    Title:

                    1999 ANNUAL MEETING OF STOCKHOLDERS
                                    OF
                             PACER TECHNOLOGY


      PROXY STATEMENT OF THE PACER TECHNOLOGY SHAREHOLDER'S COMMITTEE
                  IN OPPOSITION TO THE BOARD OF DIRECTORS
                            OF PACER TECHNOLOGY


                                  GENERAL

   As shareholders of Pacer Technology (the "Company"), we are dissatisfied with the Company's share price performance in recent years. We have formed the Pacer Technology Shareholder's Committee (the "Committee") to nominate six persons for election as directors of the Company. This Proxy Statement and the accompanying GREEN proxy card are being furnished in connection with the solicitation of proxies by the Committee to be voted at the Annual Meeting of the Company to be held on November 16, 1999, and at any adjournments, postponements, or reschedulings thereof (the "Annual Meeting"). At the Annual Meeting, six directors of the Company will each be elected for a one-year term or until the election and qualification of each of their successors. The Committee is soliciting your proxy in support of the election of the Committee's six nominees named herein (the "Committee Nominees") as directors of the Company.

   The proxy statement and proxy card are first being mailed to the stockholders of the Company on or about __________, 1999. The principal office of the lead shareholder of the Committee is located at 16101 LaGrande Drive, Suite 100, Little Rock, Arkansas 72223. The principal office of the Company is located at 9420 Santa Anita Avenue, Rancho Cucamonga, California 91730.

                                 IMPORTANT

   At the Annual Meeting, the Committee seeks to elect the six Committee Nominees as Directors of the Company.

   YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. THE COMMITTEE URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD TO VOTE FOR ELECTION OF THE COMMITTEE NOMINEES.

   A VOTE FOR THE COMMITTEE NOMINEES WILL ENABLE YOU-AS THE OWNERS OF THE COMPANY-TO ELECT DIRECTORS WHO POSSESS THE MANAGERIAL AND RELATIONSHIP SKILLS NECESSARY TO IMPROVE THE COMPANY'S FINANCIAL AND OPERATIONAL PERFORMANCE AND INCREASE SHAREHOLDER VALUE.

   THE COMMITTEE URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. If you have already done so, you may revoke your proxy by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to D.F. King & Co., Inc., or to the Secretary of Pacer Technology or by voting in person at the Annual Meeting. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. See "Voting and Proxy Procedures" below.

   If your Shares are registered in your own name, please mark, sign and date the enclosed GREEN proxy card and return it to the Pacer Technology Shareholder's Committee, c/o D.F. King & Co., Inc. in the enclosed envelope in time to be voted at the Annual Meeting. If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Pacer shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GREEN proxy card. The Committee urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to D.F. King & Co., Inc. at the address indicated below:

                           D.F. KING & CO., INC.
                              77 WATER STREET
                         NEW YORK, NEW YORK  10005
                       CALL TOLL-FREE (800) 207-2872
               BROKERS AND BANKS, PLEASE CALL (212) 269-5550


                        VOTING AND PROXY PROCEDURES

   The Company's Board of Directors has fixed the close of business on September 27, 1999 as the record date (the "Record Date") for determining the stockholders of the Company entitled to vote at the Annual Meeting and any adjournment thereof. According to the Company, as of the Record Date, the Company had outstanding 16,840,975 shares of common stock, no par value per share (the "Common Stock"). Each share of Common Stock is entitled to one vote with respect to each matter to be voted on at the Annual Meeting, except with respect to the election of directors where votes may be cumulated as described under "Election of Directors." According to the Company's bylaws, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors.

   Shares represented by the enclosed GREEN proxy card will be voted as specified. If no specification is made, shares represented by the enclosed GREEN proxy card will be voted for the election of the Committee Nominees as directors of the Company. An executed proxy may be revoked either by a later-dated proxy concerning the same matters, by voting in person at the Annual Meeting, or by giving notice of revocation in writing to the Secretary of the Company.

   The Committee knows of no other business to be presented at the Annual Meeting, but if other matters do properly come before the Annual Meeting, the persons named in the enclosed Proxy will use their discretion to vote on such matters in accordance with their best judgment.

   IF YOU OWN YOUR SHARES IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, THEY CANNOT VOTE YOUR SHARES OF COMMON STOCK UNTIL THE BROKER OR BANKER RECEIVES SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO MAKE SURE THAT A PROXY IS EXECUTED FOR YOUR COMPANY COMMON STOCK ON THE GREEN PROXY CARD.

                       REASONS FOR THIS SOLICITATION


INTRODUCTION

   As shareholders of the Company, the Committee is dissatisfied with the Company's share price performance in recent years. The Company's stock has significantly under performed both the Standard & Poor's ("S&P") 500 Stock Index and the S&P Chemical Index. The Committee believes that the directors and certain members of management of the Company need to be replaced to maximize shareholder value, improve earnings, and restore analysts' confidence in the Company.

GENERAL PERFORMANCE AND OPERATIONAL PROBLEMS OF THE COMPANY

   The Board of Directors of the Company has been led by the same Chairman and his handpicked board members since the early 1980s and the Company reported continuous losses through 1986. Since 1986, the Company benefited from a strong management team that grew the Company significantly in both sales and earnings for 12 straight years. Unfortunately, the operating success of the Company has not been reflected in the share price.

   FROM 1995 TO 1999, UNDER THE LEADERSHIP OF MR. MUNN, THE COMPANY'S SALES GREW FROM APPROXIMATELY $20.5 MILLION TO $46.0 MILLION, OR OVER 120%. OVER THAT SAME TIME PERIOD, HOWEVER, AS IS INDICATED IN THE PERFORMANCE GRAPH INCLUDED IN THE COMPANY'S PROXY STATEMENT, YOU HAVE RECEIVED A TOTAL RETURN ON YOUR INVESTMENT IN THE COMPANY COMMON STOCK OF LESS THAN 10%. IN FACT, FROM JUNE 2, 1994 THROUGH SEPTEMBER 30, 1999, THE VALUE OF THE COMMON STOCK ACTUALLY DECREASED MORE THAN 20%. THE INCUMBENT CHAIRMAN OF THE BOARD AND SELECTED OUTSIDE MEMBERS MANAGED TO DILUTE THE INTERESTS OF ALL OTHER SHAREHOLDERS BY GRANTING THEMSELVES MILLIONS OF WARRANTS AND OPTIONS. FURTHERMORE, THEY CONTINUOUSLY SOLD SHARES IN THE OPEN MARKET THEREBY REAPING HUGE FINANCIAL REWARDS FOR THEMSELVES WHILE UNDERMINING THE CONFIDENCE OF PROSPECTIVE INVESTORS AND SHAREHOLDERS IN THE COMPANY'S STOCK. FROM 1985 THROUGH 1997, DR. HOCKIN SOLD A TOTAL OF 1,446,954 SHARES OF THE COMPANY'S COMMON STOCK. IN ADDITION, AS IS DISCLOSED IN THE COMPANY'S PROXY STATEMENT, THE COMPANY LOANED HIM OVER $400,000 TO ENABLE HIM TO EXERCISE OPTIONS AND SELL SHARES OF COMMON STOCK, AT AN INTEREST RATE LOWER THAN THE INTEREST RATE THE COMPANY WAS BEING CHARGED FOR ITS OWN BANK CREDIT FACILITIES.

   The incumbent board can also take credit for the following:

   * Failing to provide management with appropriate direction and strategy for the Company to enhance the value of the Common Stock.

   * Failing  to  pursue  opportunities   that  could  have  provided
     substantial value to the Company's shareholders. You should know that in 1998 the Board of Directors summarily rejected a $1.95 per share offer for all of the Company's shares when the Common Stock was trading at approximately $1.25 to $1.35 per share. This financial opportunity would have represented a premium to you of between 48% and 56% per share.

THE COMMITTEE'S PLANS FOR THE COMPANY

   The Committee is concerned with the poor performance of the Company's Common Stock, and has advised the Board of Directors of its concerns and informed it that it expects the Board to undertake measures that will ensure the Company's true value is reflected in its share price. The Committee was formed because the members believe it is now time to restructure the Board with members who hold the interests of all shareholders first and foremost.

   Messrs. Merriman and Tirman, who have served as directors of the Company since June 1999, have recognized the problems with the current Board and have agreed to serve as Committee Nominees. The Committee believes that these two current Board members, together with Messrs. Munn and Bloom, two former executive officers of the Company who have expressed dissatisfaction with prior Board functioning, will provide continuity that can enhance an effective implementation of a strategic plan to maximize shareholder value. Moreover, the Company's Board will benefit from the addition of Messrs. Barnes and Ballard, both of whom are experienced in financial and business matters.

   The Committee Nominees would, if elected, consider the following measures:

   (1) Consider and develop strategic policies and proposals intended to enhance shareholder value in the long or short term including, without limitation,

        * divest non-core business activities and product lines to enable the Company to focus its efforts on its core competencies

        * focus on higher margin products to increase operating and net margins

        * increase operating cash flow

        * pursue roll-up or growth acquisition strategy for other privately owned businesses operating in similar businesses to the Company's core businesses

        * reduce the number of shares outstanding through a share repurchase program

   (2) Engage advisors to advise and assist the board of directors, which advisors may include, among others, an investment banking firm that will pursue strategic combinations for the Company;

   (3) Retain most current members of senior management, and make such changes as are necessary to take advantage of available opportunities and to meet challenges in order to keep pace with changes in the industries that the Company serves; and

   (4) Utilize the Company's resources in a more efficient manner in an effort to grow the Company's earnings per share to match its growth in net revenues.

   The objective of the Committee Nominees is to engage in these and other similar activities in an effort to increase the Company's stock price. Their primary focus will be to increase the per share price of the Common Stock out of the $1.00 to $1.50 range at which it has been trading for the last ten years. The Committee believes that a more focused effort on operating results, including top-line growth and operating margin expansion, coupled with a reduced number of outstanding shares will lead to a significantly higher stock price.

                           ELECTION OF DIRECTORS

GENERAL

   The Company's bylaws provide that the Board of Directors be comprised of at least three and not more than nine members as determined by the Board of Directors. According to publicly available information, the number of Directors is currently set at six, all of whose terms will expire at the Annual Meeting. The Committee has nominated the Committee Nominees to fill the six director positions which will expire at the Annual Meeting. The Committee Nominees are listed below and have furnished the following information concerning their principal occupations and certain other matters. Each Committee Nominee, if elected, would hold office until the 2000 Annual Meeting of Stockholders or until his or her successor has been elected and qualified. Although the Committee has no reason to believe that any of the Committee Nominees will be unable to serve as Directors, if any one or more of the Committee Nominees are not available for election, the proxies will be voted for the election of such other nominees as may be proposed by the Committee.

CUMULATIVE VOTING

   In the election of directors, each shareholder has the following rights:
(i) to vote the number of shares owned by the shareholder for as many persons as there are directors to be elected and for whose election the shareholder has a right to vote or (ii) to cumulate the shareholder's votes. Cumulation of votes means that each shareholder has a number of votes equal to the number of shares owned by the shareholder multiplied by the number of directors to be elected, and a shareholder may cumulate such votes for a single candidate or distribute such votes among as many candidates as the shareholder deems appropriate.

   Under California law, a shareholder may cumulate votes only for a candidate or candidates whose names have been placed in nomination prior to the voting, and only if the shareholder has given notice at the Meeting prior to the voting of the shareholder's intention to cumulate votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for the candidates in nomination. The proxy accompanying this Proxy Statement grants discretionary authority to cumulate votes to the extent necessary to ensure that all of the Committee Designees are elected. Votes against a candidate and votes withheld have no legal effect. The director nominees receiving the greatest number of votes at the Meeting will be elected to the Board of the Company. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election.

   The Committee members intend to give notice to the Company of their intent to cumulate their votes to the extent necessary to ensure that all of the Committee Nominees are elected.

THE COMMITTEE NOMINEES

   Certain information with respect to Committee Nominees is as follows:

   D. Jonathan Merriman, 39, has served as Managing Director and Head of the Equity Capital Markets Group of First Security Van Kasper, San Francisco, California, an investment banking firm, since 1998. Prior to that, he served as Managing Director and Head of Capital Markets at the Seidler Companies, Los Angeles, California, an investment banking firm, from 1997 to 1998 and as Director of Equities for Dabney/Resnick/Imperial, LLC, Beverly Hills, California, an investment banking firm, from 1994 to 1997. Mr. Merriman has served as a director of the Company since June 22, 1999 and also serves as a director of Brio Industries, Inc. Mr. Merriman's business address is 600 California Street, Suite 1700, San Francisco, CA 94108.

   Geoffrey Tirman, 35, has served as President of Talisman Capital Inc. and Talisman Capital Opportunity Inc., Little Rock, Arkansas since 1997. These corporations serve as the investment manager of Talisman Capital Ltd. and Talisman Capital Opportunity Fund Ltd., respectively, which are British Virgin Islands investment companies. Prior to that, from 1994 to 1997 he was Senior Vice President of Everest Capital Ltd., Hamilton, Bermuda, an investment company, and from 1993 to 1994 he served as Vice President of Everest Capital Ltd. Mr. Tirman has served as a director of the Company since June 22, 1999 and also serves Chairman of the Board of Environmental Remediation Holding Corporation and as Vice Chairman of China Web, Ltd. Mr. Tirman's business address is 16101 LaGrande Drive, Suite 100, Little Rock, AR 72223.

   Allen D. Barnes, 39, has served as President and Chief Executive Officer of PAC ONE, Inc. a flexible packaging manufacturer, since 1988. From 1987 to 1988 he served as president of GNC Acquisition Corporation, a company formed to evaluate and purchase manufacturing operations. Prior to that, he served as Vice President of Capital Services, Inc. and Financial Guaranty Corporation, investment banking firms based in Atlanta, Georgia, and prior to that served as assistant secretary for Irving Trust Company, New York. Mr. Barnes also serves on the board of Innoflex, Inc. Mr. Barnes' business address is 1633 Mount Vernon Road, Atlanta, GA 30338.

   James T. Munn, 60, served as President and Chief Executive Officer of the Company from September 1986 until March 1999. Mr. Munn's address is 666 W. 21st St., Upland, CA 91784.

   Howard J. Bloom, 65, served as Vice President of the Company from June 1998 until June 1999. Prior to that, he served as Director of Operations of the Company for more than the previous five years. Mr. Bloom currently manages private investments and his address is 25162 Campina Drive, Mission Viejo, CA 92691.

   Claude M. Ballard, 70, has been a Senior Consultant and shareholder of Goldman, Sachs & Company since 1988 and prior to that was a general partner of Goldman Sachs & Company since 1981. He also serves on the boards of Bedford Property Investors, CBL and Associates, Taubman Center, Inc., and The Mony Group, and is the Chairman of Merit Equity Investors. Mr. Ballard's business address is 7 St. John's Place, Little Rock, AR 72207.

   For information regarding the compensation paid by the Company to Messrs. Munn and Bloom for the last three fiscal years, see the Company's proxy statement. For information regarding compensation paid to non-employee directors of the Company, see the Company's proxy statement. However, both Mr. Merriman and Tirman waived their director's fees during the last fiscal year. The Committee Nominees will receive director's fees upon their election to the Company's Board in accordance with the Company's practice at the time.

   The Committee recommends that the shareholders vote FOR all of the foregoing Committee Nominees. Two of the Committee Nominees, Messrs. Merriman and Tirman, are currently directors of the Company and are also named as management nominees in the Company's proxy statement.

COMMON STOCK OWNERSHIP OF COMMITTEE NOMINEES

   The following table sets forth the beneficial ownership, as of September 27, 1999, of the Common Stock by each of the Committee Nominees. Except as otherwise indicated below, all shares indicated as beneficially owned are held with sole voting and investment power.

      NAME                   NUMBER OF SHARES          PERCENT

D. Jonathan Merriman              150,000               0.9%

Geoffrey Tirman                 1,260,000(1)            7.5%

James T. Munn                     578,752               3.4%

Howard J. Bloom                   192,834               1.2%

Allen D. Barnes                         0                 0

Claude M. Ballard                       0                 0

_______________

(1)Includes 1,250,000 shares of Common Stock owned of record by Talisman Capital Opportunity Fund Ltd. Mr. Tirman is the President and sole stockholder of Talisman Capital Opportunity Fund Inc., the investment manager of Talisman Capital Opportunity Fund Ltd. Mr. Tirman disclaims beneficial ownership of these shares. Also includes 10,000 shares of Common Stock owned of record by the Tirman's Children's Trust, for which Mr. Tirman serves as trustee. Mr. Tirman disclaims beneficial ownership of these shares.
                         _________________________

ADDITIONAL INFORMATION REGARDING COMMITTEE NOMINEES

   None of the Committee Nominees have any family relationships with any executive officer or director of the Company or each other, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation. However, Mr. Munn is the plaintiff in a lawsuit filed in September 1999 against the Company and certain of its current and former directors, claiming that the directors breached their fiduciary duties to the Company's public shareholders by failing to consider a $1.95 per share tender offer for the Company.

                   INFORMATION CONCERNING THE COMMITTEE

MEMBERS OF THE COMMITTEE

   In addition to Messrs. Merriman, Tirman, Bloom and Munn, who are described under "The Committee Nominees," the Committee is comprised of the following entities and individuals:


NAME                                            BUSINESS ADDRESS
Roberto J. Cavazos, Jr.(1)                      1539 Spyglass Dr.
                                                Upland, CA  91786

The Miller Family Partnership(2)                764 Jessanda Circle
                                                Lakeland, FL  33813

Mac Van Horn(3)                                 1110 West C Street
                                                Russellville, AR  72801

Talisman Capital Opportunity  Fund, Ltd.(4)     Harbour Centre, 4th Floor
                                                P. O. Box 61 GT North Church Street
                                                Grand Cayman, BWI

_______________

(1)Mr. Cavazos served as Chief Financial Officer for the Company from March 1989 to March 1999 and he currently manages private investments.

(2)The Miller Family Partnership is a Florida partnership organized in December 1998 to hold investments for the Miller family. Its partners are Truman Miller and Marie Miller.

(3)Mac Van Horn serves as Chairman of MVH Corporation, a private investment corporation with interests in manufacturing and real estate. He also serves as Managing Partner of H.G.V. Development Corporation, Chairman of Magnifico, and on the Board of Directors of River Valley Bancorp. He previously served as Chairman and Chief Executive Officer of Sugar Creek Foods, a food manufacturing company.

(4)Talisman Capital Opportunity Fund, Ltd.'s principal business is the investment in the securities of private and public companies. Mr. Tirman is the President and sole stockholder of the corporate investment managers of Talisman Capital Opportunity Fund, Ltd.
                         _________________________

COMMON STOCK OWNERSHIP OF THE COMMITTEE

   Except for Messrs. Merriman, Tirman, Bloom and Munn, whose beneficial ownership of Company Common Stock is set forth above under the heading "Common Stock Ownership of Committee Nominees," the following table sets forth the beneficial ownership, as of September 27, 1999, of the Common Stock by each member of the Committee. Except as otherwise indicated below, all shares indicated as beneficially owned are held with sole voting and investment power.

                                        NUMBER OF
            NAME                        SHARES          PERCENT
Roberto J. Cavazos, Jr.                    66,822        0.4%
Mac Van Horn                               85,000        0.5%
The Miller Family Partnership             589,752        3.5%
Talisman Capital Opportunity Fund, Ltd. 1,250,000        7.4%

                         _________________________

ADDITIONAL INFORMATION REGARDING COMMITTEE MEMBERS

   Except as set forth in this Proxy Statement (including Schedule I hereto), none of the members of the Committee, any of the Committee Nominees, or any other participant in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any shares of Common Stock or any other securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a shareholder; (iii) is or has been a party to any transactions, or series of similar transactions, within the past year with respect to any securities of the Company, including but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (iv) is or has been a party to, or otherwise had a direct or indirect material interest in, any transaction or series of similar transactions within the past year with the Company in which the amount involved exceeds $60,000; (v) has been indebted to the Company since the beginning of the Company's last fiscal year; or (vi) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.


                          SOLICITATION OF PROXIES

   The Committee may solicit proxies by mail, courier service, advertisement, telephone, telecopies, global computer networks (including the Internet), and in person. The Committee has entered into an agreement with D. F. King & Co., Inc. pursuant to which D. F. King has agreed to assist the Committee with its solicitation of proxies. D. F. King is to receive a fee not to exceed $30,000, plus reimbursement for its reasonable out-of-pocket expenses.

   It is anticipated that D. F. King will make available approximately 30 persons in connection with its efforts on behalf of the Committee. In addition to the solicitation of proxies from retail investors, brokers, banks, nominees and other institutional holders, such persons will, among other activities, provide consultation pertaining to the planning and organization of the proxy solicitation. The Committee has also agreed to indemnify D. F. King against certain liabilities and expenses relating to the proxy solicitation.

   Bank, brokers, custodians, nominees and fiduciaries, and other custodians, will be required to forward solicitation materials to the beneficial owners of the Common Stock. The Committee will reimburse such institutions for their reasonable out-of-pocket expenses incurred in forwarding these materials to the beneficial owners.

   The entire cost of the Committee's solicitation will be borne by the Committee. The Committee estimates that its total expenditures relating to the solicitation of proxies will be approximately $50,000, plus the fees payable to D. F. King and additional expenditures if there is litigation. To date, the Committee has incurred cash expenditures of $10,000. If the Committee Nominees are elected to the Company's Board, the Committee plans to seek reimbursement for such expenses from the Company.

                          ADDITIONAL INFORMATION

   The Committee has prepared portions of this Proxy Statement based on publicly available information on the Company and assumes no responsibility for the accuracy or completeness of any such information contained herein. In reliance upon Rule 14a-5(c) of the Securities Exchange Act of 1934, reference is made to the proxy statement dated October 4, 1999 which is being sent to you by the Company for a full description of management's director nominees as well as information with respect to the number of shares eligible to vote at the meeting, the date, time and place of the Annual Meeting, the quorum, the record date, the securities ownership of the Company, and information about the Company's officers and directors, including compensation information. Also included in the Company's proxy statement is the date by which shareholder proposals intended to be submitted at the Company's next annual meeting must be received by the Company for inclusion in the Company's proxy statement.

   PLEASE INDICATE YOUR SUPPORT OF THE PACER TECHNOLOGY SHAREHOLDER'S COMMITTEE BY COMPLETING, SIGNING AND DATING THE ENCLOSED GREEN PROXY CARD AND RETURNING IT PROMPTLY TO D.F. KING & CO., INC., 77 WATER STREET, NEW YORK, NEW YORK 10005 IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF THE ENVELOPE IS MAILED IN THE UNITED STATES.



                         THE PACER TECHNOLOGY SHAREHOLDER'S COMMITTEE

Little Rock, Arkansas
________ ____, 1999

                                                                 SCHEDULE I

                TRANSACTIONS IN THE COMPANY'S COMMON STOCK
                     BY COMMITTEE MEMBERS AND NOMINEES
                           DURING PAST TWO YEARS





                                                       TYPE OF     NUMBER
                                                     TRANSACTION    OF
        NAME                             TRADE DATE      P/S       SHARES
Howard Bloom                               None
Allen D. Barnes                            None
Claude M. Ballard                          None
James T. Munn                             12/09/87       P          20,000
                                          06/30/88       P          10,000
                                          02/26/90       P          25,000
                                          11/09/90       P          13,333
                                          05/08/91       P          50,000
                                          01/08/92       S          10,000
                                          01/20/92       S          10,000
                                          01/30/92       S          10,000
                                          03/19/99       S         150,000
                                          03/19/99       S          57,000
                                          03/23/99       S          43,000
                                          03/30/99       S          72,500
                                          07/15/99       S          10,000
                                          07/22/99       S          20,000
                                          07/22/99       S          10,000
                                          07/26/99       S          26,300
                                          07/27/99       S           6,400
                                          07/28/99       S          17,500
                                          07/29/99       S          21,000
                                          07/30/99       S           6,000
                                          08/04/99       S           7,500
                                          08/05/99       S           1,500
                                          08/25/99       S           9,400
                                          08/26/99       S           8,100
                                          09/07/99       S          12,000
D. Jonathan Merriman                      04/23/99       P          30,000
                                          04/30/99       P          70,000
                                          06/14/99       P          50,000
The Miller Family Partnership                 None
Roberto J. Cavazos, Jr.                   04/01/99       S          28,200
                                          04/05/99       S           1,000
                                          04/07/99       S          26,500
                                          04/15/99       S          19,300
                                          04/16/99       S          25,000
Mac Van Horn Family Partnership           07/23/98       P          10,000
                                          07/24/98       P           8,500
                                          07/27/98       P           1,100
                                          07/28/98       P           5,000
                                          07/30/98       P           3,000
                                          07/31/98       P          12,000
                                          08/03/98       P          10,400
                                          08/04/98       P          10,000
                                          08/10/98       P           7,500
                                          08/14/98       P           7,500
                                          05/12/99       P          10,000
Scott B. Van Horn                         09/28/98       P           5,000
                                          10/09/98       P           5,000
                                          10/15/98       P           6,000
                                          10/20/98       P           4,000
Talisman Capital Opportunity Fund, Ltd.   02/06/98       P           8,000
                                          02/09/98       P           1,400
                                          02/10/98       P          17,800
                                          02/11/98       P          39,900
                                          02/13/98       P          24,000
                                          02/17/98       P          23,500
                                          02/19/98       P           8,600
                                          02/20/98       P          12,000
                                          02/23/98       P          13,000
                                          02/24/98       P          16,800
                                          02/25/98       P          39,500
                                          03/02/98       P          16,500
                                          03/03/98       P          11,100
                                          03/04/98       P          68,800
                                          03/12/98       P           4,500
                                          03/13/98       P           5,200
                                          03/16/98       P          12,500
                                          03/17/98       P          14,200
                                          03/18/98       P          45,500
                                          03/19/98       P          52,000
                                          03/20/98       P          15,000
                                          03/30/98       P           6,700
                                          03/31/98       P          35,200
                                          04/07/98       P          14,200
                                          04/08/98       P          12,000
                                          04/09/98       P           5,100
                                          04/14/98       P          21,500
                                          04/15/98       P          67,900
                                          04/15/98       P          43,000
                                          04/22/98       P          11,000
                                          04/30/98       P          32,800
                                          05/29/98       P           6,500
                                          06/30/98       P           5,000
                                          07/07/98       P           7,900
                                          07/31/98       P          14,300
                                          02/26/99       P           2,500
                                          03/10/99       P          37,500
                                          03/12/99       P           5,000
                                          03/15/99       P          48,600
                                          03/16/99       P          31,100
                                          03/23/99       P          42,400
                                          03/25/99       P          15,000
                                          03/26/99       P           1,000
                                          03/29/99       P          73,000
                                          04/07/99       P          40,500
                                          04/19/99       P         103,011
                                          05/26/99       P          17,200
                                          06/04/99       P          65,000
                                          06/11/99       P          15,489
                                          06/17/99       P          19,800

      PROXY SOLICITED BY THE PACER TECHNOLOGY SHAREHOLDER'S COMMITTEE

                             PACER TECHNOLOGY
                            1999 ANNUAL MEETING

   This Proxy is solicited on behalf of the Pacer Technology Shareholder's Committee for use at the 1999 Annual Meeting of Stockholders to be held on November 16, 1999 ("the Annual Meeting"). The undersigned hereby appoints Geoffrey Tirman and Mark A. Lee, and each of them, attorneys and proxies with full power of substitution, to vote in the name of and as proxy for the undersigned at the Annual Meeting, and at any adjournment, postponement or rescheduling thereof on the following matters:

   The Committee recommends a vote "FOR" Proposal No. 1.

(1) To elect the following nominees as directors to serve until the next Annual Meeting of Stockholders and until their successors are elected and qualified: D. Jonathan Merriman, Geoffrey Tirman, Howard J. Bloom, James
T.  Munn, Allen D. Barnes, Claude M. Ballard.

[ ]      FOR ALL NOMINEES LISTED ABOVE (except as indicated to the contrary below)
[ ]      WITHHOLD AUTHORITY to vote for all nominees listed above

     (To withhold authority to vote for any specific nominee(s), mark the "FOR" box and write the name of each such nominee on the line provided below:
___________________________________________________________________________

(2) To consider and take action upon such other matters as may properly come before the meeting or adjournments or postponements thereof.

PROPERLY EXECUTED PROXIES WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO SUCH DIRECTIONS ARE GIVEN, SUCH PROXIES WILL BE VOTED FOR ALL NOMINEES REFERRED TO IN PARAGRAPH (1) AND ON SUCH OTHER MATTERS AS MAY COME BEFORE THE ANNUAL MEETING AS THE PROXY HOLDERS DEEM ADVISABLE.

EXCEPT WITH RESPECT TO ANY NOMINEE AS TO WHOM THE UNDERSIGNED HAS WITHHELD AUTHORITY TO VOTE, THIS PROXY ALSO CONFERS UPON THE PROXY HOLDERS THE DISCRETION TO CUMULATE THE UNDERSIGNED'S VOTES TO THE EXTENT NECESSARY TO ENSURE THE ELECTION OF ALL COMMITTEE NOMINEES.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENVELOPE PROVIDED.

The undersigned revokes any prior proxies to vote the shares covered by this Proxy.

                                            Date: ___________________, 1999


                                            _______________________________
                                            Signature(s)

                                            _______________________________
                                            Signature, if held jointly

                                            Note:  Please  sign  exactly as
                                            name    appears   above.   When
                                            shares   are   held   by  joint
                                            tenants,   both   should  sign.
                                            When   signing   as   attorney,
                                            executor,        administrator,
                                            trustee   or  guardian,  please
                                            give  full title as such.  If a
                                            corporation,   please  sign  in
                                            corporate  name by President or
                                            other authorized officer.  If a
                                            partnership,  please   sign  in
                                            partnership  name by authorized
                                            person.